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RECEIVED
2017 MAY 15 PM 2:28
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAY 15 2017
Washington DC
412

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-68801

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Builder Advisor Group, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One Letterman Drive, Building C, Suite 3800
(No. and Street)

San Francisco	California	94129
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth S. Collins (415) 526-2759
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	California	94526
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Elizabeth S. Collins**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Builder Advisor Group, LLC**, as of **December 31, 2016**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Finop

Title

California All-Purpose Acknowledgment Attached

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Marin)

On Feb 27th 2017 before me, Michael D. Forster, Notary Public,
Date *Here Insert Name and Title of the Officer*

personally appeared Elizabeth S Collins
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


MICHAEL D. FORSTER
COMM. # 2118451
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires JULY 5, 2019

Signature ____________________
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________ Document Date: ____________

Number of Pages: ______ Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________
Signer Is Representing: ____________

Signer's Name: MF
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________
Signer Is Representing: ____________

Builder Advisor Group, LLC

Annual Audit Report

December 31, 2016

Builder Advisor Group, LLC

Table of Contents

Facing Page	1
Oath or Affirmation	2
Report of Independent Registered Public Accounting Firm	3
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Member's Equity	6
Statement of Cash Flows	7
Notes to the Financial Statements	8 - 9
Supplemental Information	
Schedule I:	11
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	
Reconciliation with Company's Net Capital Computation	
Schedule II:	12
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	
Review Report of Independent Registered Public Accounting Firm	13
SEA 15c3-3 Exemption Report	14

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Builder Advisor Group, LLC

We have audited the accompanying statement of financial condition of Builder Advisor Group, LLC (the "Company") as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Builder Advisor Group, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.



Walnut Creek, California
February 27, 2017

Builder Advisor Group, LLC

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	34,433
Accounts receivable		31,028
Prepaid expenses		11,680
Total Assets	$	77,141
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	14,493
Total Liabilities		14,493
Member's Equity		62,648
Total Liabilities and Member's Equity	$	77,141

The accompanying notes are an integral part of these financial statements.

Builder Advisor Group, LLC

Statement of Income

For the Year Ended December 31, 2016

Revenue		
Success fees	$	2,114,577
Advisory fees		740,962
Reimbursed expenses		47,652
Total Revenue	$	2,903,191
Expenses		
Professional fees	$	416,050
Reimbursable expenses		47,652
Dues and subscriptions		20,830
Other operating expenses		42,441
Total Expenses	$	526,973
Net Income	$	2,376,218

The accompanying notes are an integral part of these financial statements.

Builder Advisor Group, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2016

Member's Equity as of January 1, 2016	$	207,006
Distributions		(2,520,576)
Net income		2,376,218
Member's Equity as of December 31, 2016	**$**	**62,648**

The accompanying notes are an integral part of these financial statements.

Builder Advisor Group, LLC

Statement of Cash Flows

For the Year Ended December 31, 2016

Cash Flows from Operating Activities	
Net income	$ 2,376,218
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	157,473
Prepaid expenses	(4,680)
Increase (decrease) in:	
Accounts payable	(7,717)
Due to affiliate	(52,370)
Net Cash Provided by Operating Activities	2,468,924
Cash Flows from Financing Activities	
Distributions	(2,520,576)
Net Cash Used by Financing Activities	(2,520,576)
Net Decrease in Cash	(51,652)
Cash at beginning of period	86,085
Cash at End of Period	$ 34,433

The accompanying notes are an integral part of these financial statements.

Builder Advisor Group, LLC

Notes to the Financial Statements

December 31, 2016

1. Organization

Builder Advisor Group, LLC (the "Company") was organized as a California limited liability company in October 2010. The Company is owned by its sole member, The Avila Family 2006 Trust (the "Member"), and operates in San Francisco, California. Under this form of organization, the Member is not liable for the debts of the Company. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in March 2012. The Company engages in advisory services and private placements of securities.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Accounts receivable represents amounts that have been billed to clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Revenue Recognition
The Company generates revenue by providing advisory services to companies related to private placements of securities. The Company recognizes revenue in accordance with the terms and conditions specified in its engagement letters with each of its clients. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable. Reimbursed expenses are included in revenue when billed to clients with a corresponding offset included in operating expenses.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. No assets or liabilities are required to be carried at fair value as of December 31, 2016. The Company has no financial instruments required to be reported at fair value on a recurring basis.

2. Significant Accounting Policies *(continued)*

Income Taxes

The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California limited liability company tax of $800 and a California limited liability company fee based on gross revenue. The Company's tax returns are subject to examinations by major tax jurisdictions. The Company does not believe they have any uncertain tax provisions.

3. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2016, the Company's net capital was $19,940 which exceeded the requirement by $14,940.

4. Risk Concentration

For the period ended December 31, 2016, 76% of banking fees were earned from four clients. At December 31, 2016, 67% of accounts receivable was related to one client.

During the year, the Company's cash balance may have exceeded the government insurance limits.

5. Related Party Transactions

In 2016, the Company paid Avila Encore Management LLC ("Avila"), a company under common control, $47,652 for reimbursement of expenses advanced by Avila on behalf of the Company's clients. These expenses are included on the statement of income as reimbursable expenses.

The Company has an expense sharing agreement with Avila. For a fee of $1,000 per month, Avila provides office space and pays most overhead expenses for the Company. In 2016, the Company recorded $12,000 of office service expense. This expense is included in "Other operating expenses" on the Statement of Income. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

6. Subsequent Events

The Company has evaluated subsequent events through February 27, 2017 the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Builder Advisor Group, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2016

Net Capital		
Total member's equity	$	62,648
Less: Non-allowable assets		
Accounts receivable		31,028
Prepaid expenses		11,680
Total non-allowable assets		42,708
Net Capital		19,940
Net minimum capital requirement of 6.67% of aggregate indebtedness of $14,493 or $5,000, whichever is greater		5,000
Excess Net Capital	$	14,940

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2016)

No material differences were noted in the Company's net capital computation at December 31, 2016.

See report of independent registered public accounting firm.

Builder Advisor Group, LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2016

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2016

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

See report of independent registered public accounting firm.

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member of
Builder Advisor Group, LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Builder Advisor Group, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Walnut Creek, California
February 27, 2017

SEA 15c3-3 Exemption Report

May 5, 2017

I, Elizabeth S. Collins, Financial and Operations Principal of Builder Advisor Group, LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption from SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year ending December 31, 2016 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

Elizabeth S. Collins
Financial and Operations Principal